Exhibit 99.1

Chindata Group Announces Senior Management Change

BEIJING, China, March 4, 2022 -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced the appointment of Ms. Qian Xiao as President of Chindata Group, Mr. Xinyue Fan as Chief Operating Officer, and Mr. Binghua Zhang as Chief Technology Officer, effective immediately.

Ms. Qian Xiao has served as our chief operating officer since August 2019 and our director since July 2019. Prior to joining us, Ms. Xiao served as a senior vice president of Wangsu Science and Technology Co., Ltd. (SZSE: 300017) from 2011 to 2019. Prior to that, Ms. Xiao served as a financial manager at Dell from 2010 to 2011. In addition, Ms. Xiao served as a senior consultant at IBM from 2007 to 2010. Prior to that, Ms. Xiao served as a financial executive at Accenture from 2002 to 2007, and as a financial executive at China Academy of Space Technology from 1999 to 2002. Ms. Xiao received a bachelor’s degree in international finance from Beihang University and an MBA degree from Tsinghua University.

Mr. Xinyue Fan has served as our VP of Business Operation since December 2021. Prior to joining us, Mr. Fan served as vice president and general manager of Sekurit Asia of Saint Gobain from 2015 to 2021, and as strategic planning director of Saint Gobain from 2013 to 2015. In addition, Mr. Fan has served as associate director at Dow Chemical from 2011 to 2013. Prior to that, Mr. Fan has served as senior manager at Honeywell Building Solution from 2009 to 2011, and as consultant of The Boston Consulting Group from 2006 to 2009. Mr. Fan received a Bachelor’s Degree in Information Science from Zhejiang University and an PhD Degree in Engineering Science from University of Oxford.

Mr. Binghua Zhang has served as technical director, senior director, general manager of system department and IDC engineering department in Baidu from 2010 to 2022. Prior to that, Mr. Zhang has served as chief engineer in Beijing Telecom Planning and Design Institute from 1995 to 2010. Mr. Zhang received Bachelor and Master Degree in power system and automation respectively from Chongqing University and North China Electric Power University, and EMBA degree from Beijing University.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata

Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com